United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

• Vale delivered strong operational results in 2025 across all business segments, exceeding its production guidances set at the beginning of the year. Iron ore and copper output reached their highest levels since 2018, at 336 Mt and 382 kt, respectively, and nickel production was the strongest since 2022, at 177 kt, supported by the ramp-up of key projects and continued operational stability.
• Iron ore production totaled 90.4 Mt in Q4, 6% (5.1 Mt) higher y/y, driven by Brucutu’s robust performance and the continued ramp-up of the Capanema and VGR1 projects. Pellets output totaled 8.3 Mt in Q4, 9% (0.8 Mt) lower y/y, reflecting market conditions. Iron ore sales reached 84.9 Mt in Q4, up 5% (3.7 Mt) y/y, consistent with higher production volumes.
• Copper production totaled 108.1 kt in Q4, 6% (6.3 kt) higher y/y, the highest quarterly production since 2018. This increase reflects the all-time-high production at Salobo and consistent operational performance at Sossego and Canadian polymetallic assets.
• Nickel production totaled 46.2 kt in Q4, 2% (0.7 kt) higher y/y, driven by the successful commissioning of Onça Puma's 2nd furnace and Voisey's Bay underground mines ramp-up.

  Highlights

Production Summary
000’ metric tons	4Q25	4Q24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y	2025 original guidance³	2025 current guidance	2026 guidance
Iron ore[1]	90,403	85,279	6.0%	94,403	-4.2%	336,075	327,675	2.6%	325-335 Mt	~335 Mt	335-345 Mt
Pellets	8,325	9,167	-9.2%	7,997	4.1%	31,356	36,891	-15.0%	38-42 Mt2	~31 Mt²	30-34 Mt²
Copper	108.1	101.8	6.2%	90.8	19.1%	382.4	348.2	9.8%	340-370 kt	~370 kt	350-380 kt
Nickel	46.2	45.5	1.5%	46.8	-1.3%	177.2	159.9	10.8%	160-175 kt	~175 kt	175-200 kt

1 Including third-party purchases, run-of-mine and feed for pelletizing plants. 2  Iron ore agglomerates guidance, including iron ore pellets and briquettes. ³ Guidance released on December 3, 2024, no longer applicable.

Sales Summary
000’ metric tons	4Q25	4Q24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y
Iron ore	84,874	81,196	4.5%	85,997	-1.3%	314,358	306,652	2.5%
Fines[1]	73,566	69,912	5.2%	75,020	-1.9%	273,027	260,314	4.9%
Pellets	9,056	10,067	-10.0%	8,769	3.3%	32,801	38,300	-14.4%
ROM	2,251	1,216	85.1%	2,208	1.9%	8,530	8,038	6.1%
Copper	106.9	99.0	8.0%	90.0	18.8%	367.8	327.2	12.4%
Nickel	49.6	47.1	5.3%	42.9	15.6%	172.8	155.2	11.3%

1 Including third-party purchases.

Price Realization Summary
US$/t	4Q25	4Q24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y
Iron ore fines (CFR/FOB, wmt)	95.4	93.0	2.6%	94.4	1.1%	91.6	95.3	-3.9%
Iron ore pellets (CFR/FOB, wmt)	131.4	143.0	-8.1%	130.8	0.5%	134.0	154.6	-13.3%
Copper[1]	11,003	9,187	19.8%	9,818	12.1%	9,763	8,811	10.8%
Nickel	15,015	16,163	-7.1%	15,445	-2.8%	15,556	17,078	-8.9%

1 Average realized price for copper operations only (Salobo and Sossego). Average realized copper price for all operations, including copper sales originated from nickel operations was US$ 11,025/t in 4Q25 and US$ 9,653/t in 2025.

Iron ore all-in premium
US$/t	4Q25	4Q24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y
All-in premium - Total	0.9	4.6	-80.4%	2.1	-57.1%	1.5	2.1	-28.6%
Iron ore fines quality and premiums	(0.3)	1.0	n.a.	0.7	n.a.	(0.4)	(1.4)	-71.4%
Pellets business' contribution[1]	1.1	3.6	-69.4%	1.4	-21.4%	1.9	3.5	-45.7%

1 Weighted average contribution.

Iron ore and pellets operations

•

Northern System: production decreased by 6.5 Mt y/y, totaling 44.8 Mt in the quarter, impacted by (i) Serra Norte's run-of-mine availability, partly offset by the positive effects of the product portfolio adjustment in the mine plan, and (ii) scheduled maintenance activities at S11D. S11D achieved a record output of 86.0 Mt in 2025, driven by ongoing operational performance improvements.

•	Southeastern System: production increased by 4.4 Mt y/y, reaching 23.9 Mt in the quarter, supported by the higher run-of-mine availability at Brucutu, and the ramp-up of the Capanema project, which delivered 3.0 Mt in the quarter, in line with plan. The Capanema project is expected to reach full capacity in 2Q26.
•	Southern System: output was 4.6 Mt higher y/y at 13.5 Mt in the quarter, driven by (i) improved performance at the Vargem Grande Complex, supported by VGR1 project ramp-up and the solid performance at Pico and (ii) enhanced performance at the Paraopeba Complex, supported by the higher output at Fábrica and Mutuca.
•	Pellets: output was 0.8 Mt lower y/y, reflecting adjustments in production levels in response to current market conditions. The pellet feed, which would have been used as input for the pelletizing plants, was redirected to iron ore fines sales, optimizing value generation across the product portfolio. The São Luís pellet plant remained under maintenance during the quarter, and Vale will assess the timing of a potential resumption based on market conditions.
•	Iron ore sales totaled 84.9 Mt, 3.7 Mt higher y/y, in line with production growth.
•	The all-in premium reached US$ 0.9/t, down US$ 1.2/t q/q, driven by a lower contribution from low-alumina products as a result of lower market premiums during the quarter. Given current market conditions and flexibility of its product portfolio, Vale continues to prioritize offering medium-grade products such as our new Mid-grade Carajás, blended products (BRBF), and concentrated products in China (PFC), aiming at maximizing the margin and value generation.
•	The average realized iron ore fines price was US$ 95.4/t, US$ 1.0/t higher q/q, driven by higher iron ore prices. The average realized pellet price increased by US$ 0.6/t q/q, totaling US$ 131.4/t, also driven by higher iron ore prices.

Copper operations

•	Salobo: copper production increased by 4.0 kt y/y, reaching 62.9 kt in the quarter, its highest quarterly production ever, as a result of stable operations at the Salobo Complex and sustained strong performance across mine and mill activities.
•	Sossego: copper production increased by 0.5 kt y/y, reaching 18.6 kt in Q4, supported by strong asset utilization and stable operations.
•	Canada: copper production increased by 1.8 kt y/y, reaching 26.7 kt in the quarter, supported by the Clarabelle mill availability, which achieved its highest copper output since 1Q21, along with an increase in production at Voisey’s Bay. Additionally, Sudbury recorded its strongest ore production since 2016.
•	Payable copper sales[1] totaled 106.9 kt, 7.9 kt higher y/y, mainly reflecting the production increase.
•	The average copper realized price was US$ 11,003/t, US$ 1,185/t higher q/q, reflecting higher LME prices, lower TC/RC discounts, and the favorable impact of final price settlements within the current pricing environment.

Nickel operations

•	Sudbury: own sourced finished nickel production decreased by 2.4 kt y/y, reaching 8.2 kt in the quarter, driven by unscheduled maintenance of the reactor #3, with ongoing preventive maintenance into Q1.
•	Voisey’s Bay: own sourced finished nickel production increased by 0.9 kt y/y, totaling 7.4 kt in Q4, mainly due to a consistent performance by the underground mines, combined with a solid output from the Long Harbour Refinery.
•	Thompson: own sourced finished nickel production decreased by 1.5 kt y/y, reaching 1.4 kt in the quarter, due to lower consumption by Sudbury downstream facilities.
•	Onça Puma: finished nickel production increased by 5.2 kt y/y, totaling 10.0 kt in Q4, with the 2nd furnace reaching full capacity in November, closing the year with the highest quarterly production ever.
•	Nickel sales totaled 49.6 kt, 2.5 kt higher y/y. In the quarter, nickel sales exceeded production by 3.4 kt, reversing the prior quarter’s inventory build through a planned drawdown to meet stronger sales.
•	The average nickel realized price was US$ 15,015/t, US$ 430/t lower q/q, driven by lower LME prices.

[1] Sales volumes are lower than production volumes due to payable copper vs. contained copper: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than contained volumes.

Annex 1: Production and sales summary

Iron ore

000’ metric tons	4Q25	4Q24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y
Northern System	44,776	51,249	-12.6%	49,737	-10.0%	170,156¹	175,657	-3.1%
Serra Norte and Serra Leste	22,629	27,582	-18.0%	26,172	-13.5%	84,135	92,663	-9.2%
S11D	22,147	23,667	-6.4%	23,564	-6.0%	86,021	82,995	3.6%
Southeastern System	23,864	19,462	22.6%	22,721	5.0%	83,749¹	78,087	7.3%
Itabira (Cauê, Conceição and others)	7,002	6,867	2.0%	7,247	-3.4%	25,158	29,839	-15.7%
Minas Centrais (Brucutu and others)	8,811	6,611	33.3%	7,979	10.4%	30,176	23,337	29.3%
Mariana (Capanema, Timbopeba and others)	8,051	5,984	34.5%	7,494	7.4%	28,415	24,911	14.1%
Southern System	13,504	8,898	51.8%	13,783	-2.0%	50,966¹	48,224	5.7%
Paraopeba (Mutuca, Fábrica and others)	3,790	3,041	24.6%	4,376	-13.4%	14,955	14,474	3.3%
Vargem Grande (VGR, Pico and others)	9,714	5,857	65.9%	9,407	3.3%	36,011	33,750	6.7%
Own production	82,144	79,609	3.2%	86,240	-4.7%	304,871	301,967	1.0%
Third-party purchases	8,259	5,671	45.6%	8,162	1.2%	31,204	25,707	21.4%
Iron Ore Production²	90,403	85,279	6.0%	94,403	-4.2%	336,075	327,675	2.6%
Pelletizing mass loss	(848)	(838)	1.2%	(710)	19.4%	(3,029)	(3,435)	-11.8%
Moisture change and adjustments	(500)	(965)	-48.2%	(1,049)	-52.3%	(3,381)	(5,851)	-42.2%
Concentration mass loss (ex-Brazil)	(2,369)	(1,600)	48.1%	(2,190)	8.2%	(8,664)	(6,171)	40.4%
Inventory (build-up)/ consumption	(1,812)	(680)	166.5%	(4,457)	-59.3%	(6,643)	(5,564)	19.4%
Iron Ore Sales	84,874	81,196	4.5%	85,997	-1.3%	314,358	306,652	2.5%
Fines Sales³	73,566	69,912	5.2%	75,020	-1.9%	273,027	260,314	4.9%
IOCJ	5,042	9,287	-45.7%	5,672	-11.1%	21,707	43,576	-50.2%
BRBF	36,337	43,626	-16.7%	36,133	0.6%	140,432⁵	134,260⁵	4.6%
Mid-Grade Carajás	10,512	6,279	67.4%	10,474	0.4%	34,576⁶	14,535	137.9%
Pellet feed – China⁴	8,155	3,585	127.5%	8,575	-4.9%	26,176	12,786	104.7%
Lump	2,085	1,535	35.8%	2,160	-3.5%	7,641	7,097	7.7%
High-silica products	4,213	852	394.5%	4,267	-1.3%	14,323⁶	27,437	-47.8%
Other fines (60-62% Fe)	7,222	4,748	52.1%	7,739	-6.7%	28,171⁵	20,623⁵	36.6%
Pellet Sales	9,056	10,067	-10.0%	8,769	3.3%	32,801	38,300	-14.4%
ROM Sales	2,251	1,216	85.1%	2,208	1.9%	8,530	8,038	6.1%
Sales from 3rd party purchase	8,059	5,290	52.3%	8,201	-1.7%	30,620	25,178	21.6%

1 Restated from historical figures. 2 Including third party purchases, run-of-mine and feed for pelletizing plants. Vale’s product portfolio Fe content reached 61.7%, alumina 1.4% and silica 6.9% in 4Q25. 3 Including third-party purchases. 4 Products concentrated in Chinese facilities. 5 Restated from historical figures. 6 Restated from historical figures.

Pellets

‘000 metric tons	4Q25	4T24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y
Northern System	–	521	-100.0%	10	-100.0%	669	2,595	-74.2%
São Luis	–	521	-100.0%	10	-100.0%	669	2,595	-74.2%
Southeastern System	4,892	5,328	-8.2%	4,575	6.9%	17,893	20,947	-14.6%
Itabrasco (Tubarão 3)	382	789	-51.6%	349	9.5%	2,356	3,016	-21.9%
Hispanobras (Tubarão 4)	754	921	-18.1%	755	-0.1%	2,301	2,869	-19.8%
Nibrasco (Tubarão 5 and 6)	1,071	1,612	-33.6%	1,028	4.2%	3,504	5,962	-41.2%
Kobrasco (Tubarão 7)	1,019	896	13.7%	903	12.8%	3,611	3,309	9.1%
Tubarão 8	1,666	1,110	50.1%	1,540	8.2%	6,121	5,793	5.7%
Southern System	947	638	48.4%	888	6.6%	4,066	4,154	-2.1%
Vargem Grande	947	638	48.4%	888	6.6%	4,066	4,154	-2.1%
Oman	2,486	2,680	-7.2%	2,524	-1.5%	8,728	9,195	-5.1%
Pellet Production	8,325	9,167	-9.2%	7,997	4.1%	31,356	36,891	-15.0%
Pellet Sales	9,056	10,067	-10.0%	8,769	3.3%	32,801	38,300	-14.4%

Copper - Finished production by source

000’ metric tons	4Q25	4Q24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y
Brazil	81.5	77.0	5.8%	72.3	12.7%	293.1	265.2	10.5%
Salobo	62.9	58.9	6.8%	53.0	18.7%	218.7	199.8	9.5%
Sossego	18.6	18.1	2.8%	19.3	-3.6%	74.4	65.4	13.8%
Canada	26.7	24.9	7.2%	18.4	45.1%	89.3	83.0	7.6%
Sudbury	20.2	16.3	23.9%	12.6	60.3%	63.8	58.6	8.9%
Thompson	0.1	3.6	-97.2%	0.2	-50.0%	1.5	7.2	-79.2%
Voisey's Bay	4.7	3.9	20.5%	4.3	9.3%	18.6	12.9	44.2%
Feed from third parties[1]	1.7	1.2	41.7%	1.3	30.8%	5.4	4.2	28.6%
Copper Production	108.1	101.8	6.2%	90.8	19.1%	382.3	348.2	9.8%
Copper Sales	106.9	99.0	8.0%	90.0	18.8%	367.8	327.2	12.4%
Copper Sales Brazil	81.3	74.4	9.3%	70.2	15.8%	278.7	250.3	11.3%
Copper Sales Canada	25.6	24.7	3.6%	19.8	29.3%	89.1	76.9	15.9%

1 External feed purchased from third parties and processed into copper in our Canadian operation.

Nickel

‘000 metric tons	4Q25	4Q24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y
Finished Production by Source
Canada	17.0	20.0	-15.0%	22.1	-23.1%	80.4	65.7	22.4%
Sudbury	8.2	10.6	-22.6%	8.5	-3.5%	35.2	36.6	-3.8%
Thompson	1.4	2.9	-51.7%	2.9	-51.7%	12.0	9.9	21.2%
Voisey's Bay	7.4	6.5	13.8%	10.7	-30.8%	33.2	19.2	72.9%
Brazil	10.0	4.8	108.3%	5.9	69.5%	26.1	14.2	83.8%
Indonesia	–	–	n.a.	–	n.a.	–	34.9	-100.0%
External feed	19.3	20.7	-6.8%	18.7	3.2%	70.8	45.4	55.9%
Feed from third-parties[1]	4.3	4.4	-2.3%	3.8	13.2%	16.1	13.8	16.7%
PTVI offtake[2]	15.0	16.3	-8.0%	14.9	0.7%	54.7	31.5	73.7%
Finished Production by Site
Sudbury	14.4	14.8	-2.7%	15.0	-4.0%	59.4	50.5	17.6%
Voisey’s Bay & Long Harbour	7.6	9.2	-17.4%	11.7	-35.0%	40.3	30.5	32.1%
Onça Puma	10.0	4.8	108.3%	5.9	69.5%	26.1	14.0	86.4%
Clydach	7.0	10.5	-33.3%	8.6	-18.6%	29.5	34.2	-13.7%
Matsusaka	7.1	5.2	36.5%	5.2	36.5%	20.3	20.4	-0.5%
Others[3]	0.1	1.0	-90.0%	0.3	-66.7%	1.4	10.3	-86.4%
Nickel Production	46.2	45.5	1.5%	46.8	-1.3%	177.2	114.5	54.8%
Nickel Sales	49.6	47.1	5.3%	42.9	15.6%	172.8	108.1	59.9%

1 External feed purchased from third parties and processed into finished nickel in our Canadian operations. It does not include feed purchased from PTVI. 2 Starting from 3Q24, PTVI sourced production is reported as “External feed” and reflects solely the 80%-offtake attributable to Vale Base Metals processed at downstream facilities. Before, PTVI production was 100% consolidated by Vale. 3 Includes intermediates produced in Thompson and PTVI, tolling and others.

Vale Base Metals by-products - Finished production

	4Q25	4Q24	∆ y/y	3Q25	∆ q/q	2025	2024	Δ y/y
Cobalt (metric tons)	724	695	4.2%	964	-24.9%	3,242	2,079	55.9%
Platinum (000’ oz troy)	25	36	-30.6%	21	19.0%	98	107	-8.4%
Palladium (000’ oz troy)	31	38	-18.4%	25	24.0%	120	120	0.0%
Gold (000’ oz troy)[1]	146	136	7.4%	112	30.4%	493	445	10.8%
Total by-Products (000’ metric tons Cu eq.)2 3	71	54	31.5%	49	44.9%	219	160	36.9%

1 Includes Gold from Copper and Nickel operations. 2 Includes Iridium, Rhodium, Ruthenium and Silver. 3 Copper equivalent tons calculated using average market metal prices for each quarter. Market reference prices: for copper and cobalt: LME spot; for Gold, Silver, Platinum, and Palladium: Bloomberg; for other PGMs: Johnson Matthey.

Annex 2: Vale Base Metals

Maintenance scheduled in 2026

	Q1	Q2	Q3	Q4
Copper operations
Salobo
Salobo I & II		2 weeks
Salobo III			2 week
Sossego
Sossego	2 weeks	2 weeks	3 weeks	2 weeks
Nickel operations
Sudbury
Coleman
Creighton			6 weeks
Copper Cliff			3 weeks
Garson			2 weeks
Totten			1 week
Stobie			1 week
Clarabelle mill			4 weeks
Sudbury Smelter		4 weeks
Sudbury Refinery		4 weeks
Port Colborne (Ni, Co & PGMs)		4 weeks
Thompson
Thompson mine			4 weeks
Thompson mill			4 weeks
Voisey’s Bay & Long Harbour
Voisey’s Bay			2 weeks
Long Harbour Refinery			2 weeks
Standalone Refineries
Clydach		4 weeks
Matsusaka	5 weeks
Brazil
Onça Puma	1 week		2 weeks	2 weeks

Note: The maintenance schedule may be deliberately adjusted if it proves beneficial for operations and the overall business.
The number of weeks is rounded to 0.0 or 0.5 and may involve more than one maintenance activity within the quarter.

Investor Relations	This press release may include statements about Vale's current expectations about future events or results (forward-looking statements), including in particular expectations for production and sales of iron ore, nickel and copper on pages 1, 2, 3 and 4. Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Vale.RI@vale.com

Thiago Lofiego
thiago.lofiego@vale.com

Mariana Rocha
mariana.rocha@vale.com

Luciana Oliveti
luciana.oliveti@vale.com

Pedro Terra
pedro.terra@vale.com

Patricia Tinoco
patricia.tinoco@vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: January 27, 2026		Director of Investor Relations